Exhibit 99.1

Press release

Biophytis Announces Transfer of ADSs to OTC Market

•	ADSs delisted from Nasdaq, which will result in meaningful savings
•	ADSs transferred to OTC Pink market; Company will apply to trade on OTCQB market
•	Biophytis remains listed on Euronext Growth Paris as its primary trading market

Paris (France) and Cambridge (Massachusetts, USA), April 24, 2024 – 11:00pm CET – Biophytis SA (Euronext Growth Paris : ALBPS), ("Biophytis" or the "Company"), a clinical-stage biotechnology company specializing in the development of therapeutics for age-related diseases, today annouced that on April 24, 2024, the Company received formal notice from The Nasdaq Stock Market LLC (“Nasdaq”) that the Nasdaq Hearings Panel (the “Panel”) had determined to delist the Company’s American Depositary Shares (“ADSs”) from The Nasdaq Capital Market based upon the Company’s non-compliance with the stockholders’ equity requirement set forth in Nasdaq Listing Rule 5550(b). As a result of the Panel’s decision, Nasdaq will suspend trading in the Company’s ADSs effective with the opening of business on Friday, April 26, 2024, and file a Form 25 with the Securities and Exchange Commission (the “SEC”) to effect the formal delisting of the Company’s ADSs from The Nasdaq Capital Market once all applicable Nasdaq appeal and review periods have expired.

The Company anticipates that, concurrent with the suspension of trading of its ADSs on Nasdaq, the Company’s ADSs will begin trading on the OTC Markets’ OTC Pink Current Information tier under the current symbol “BPTS” while it applies to trade on the higher-tier OTCQB market. The Company expects that this transfer will meaningfully reduce its ongoing costs of being a publicly-traded company.

The Company’s ordinary shares remain listed on Euronext Growth Paris as the primary trading market and the Company intends to continue its public disclosures in compliance with applicable French financial market regulations.

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular (sarcopenia, phase 3 ready and Duchenne muscular dystrophy), respiratory (Covid-19 phase 2-3 completed) and metabolic diseases (obesity, phase 2 to be started). The company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS - ISIN: US09076G1040). For more information, visit www.biophytis.com

Press release

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face» section from the Company’s 2023 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis contacts

Investor relations

Nicolas Fellmann, CFO

Investors@biophytis.com

Media

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50